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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cubic Energy, Inc.

(Name of Issuer)

Common Stock, $0.05 par value

(Title of Class of Securities)

777429200 (CUSIP Number)

March 5, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this

Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 777429200	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Wells Fargo & Company Tax Identification No. 41-0449260
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER

7,500,000 (1)
(6) SHARED VOTING POWER

0
(7) SOLE DISPOSITIVE POWER

7,500,000 (1)
(8) SHARED DISPOSITIVE POWER

0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,500,000 (1)
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.0%
12)	TYPE OF REPORTING PERSON

HC
(1)	2,500,000 shares are issuable upon the exercise of a warrant held by Wells Fargo Energy Capital, Inc. and 5,000,000 shares are issuable upon the conversion of a note held by Wells Fargo Energy Capital, Inc.

13G

CUSIP NO. 777429200

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

GST Co. Tax Identification No. 41-1759108
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER

7,500,000 (1)
(6) SHARED VOTING POWER

0
(7) SOLE DISPOSITIVE POWER

7,500,000 (1)
(8) SHARED DISPOSITIVE POWER

0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,500,000 (1)
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.0%
12)	TYPE OF REPORTING PERSON

HC
(1)	2,500,000 shares are issuable upon the exercise of a warrant held by Wells Fargo Energy Capital, Inc. and 5,000,000 shares are issuable upon the conversion of a note held by Wells Fargo Energy Capital, Inc.

CUSIP NO. 777429200

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Wells Fargo Energy Capital, Inc. Tax Identification No. 41-1847366
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER

7,500,000 (1)
(6) SHARED VOTING POWER

0
(7) SOLE DISPOSITIVE POWER

7,500,000 (1)
(8) SHARED DISPOSITIVE POWER

0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,500,000 (1)
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.0%
12)	TYPE OF REPORTING PERSON

CO
(1)	2,500,000 shares are issuable upon the exercise of a warrant held by Wells Fargo Energy Capital, Inc. and 5,000,000 shares are issuable upon the conversion of a note held by Wells Fargo Energy Capital, Inc.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1	(a)	Name of Issuer:

Cubic Energy, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

9870 Plano Road Dallas, Texas 75238

Item 2	(a)	Name of Person Filing:

1. Wells Fargo & Company 2. GST Co. 3. Wells Fargo Energy Capital, Inc.

Item 2	(b)	Address of Principal Business Office:

	1.	Wells Fargo & Company 420 Montgomery Street San Francisco, CA 94163

	2.	GST Co. Wells Fargo Center Sixth & Marquette Minneapolis, MN 55479

	3.	Wells Fargo Energy Capital, Inc. 1000 Louisiana 9th Floor Houston, Texas 77002

Item 2	(c)	Citizenship:

	1.	Wells Fargo & Company: Delaware

	2.	GST Co.: Delaware

	3.	Wells Fargo Energy Capital, Inc.: Texas

Item 2	(d)	Title of Class of Securities:

Common Stock

Up to 2,500,000 shares are issuable upon the exercise of a warrant held by Wells Fargo Energy Capital, Inc., and up to 5,000,000 shares are issuable upon the conversion of a note held by Wells Fargo Energy Capital, Inc.

Item 2	(e)	CUSIP Number:

777429200

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G) (Wells Fargo & Company only);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	a church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

See 5-11 of each cover page and Exhibits C and D. Information as of March 5, 2007.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Exhibit D.

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: March 15, 2007

WELLS FARGO & COMPANY

By:	/s/ Heidi M. Dzieweczynski
Senior Vice President

EXHIBIT A

AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo & Company on its own behalf and on behalf of GST Co.

Dated: March 15, 2007

WELLS FARGO & COMPANY

By:	/s/ Heidi M. Dzieweczynski
Senior Vice President

GST CO.

By:	/s/ Heidi M. Dzieweczynski
Senior Vice President

EXHIBIT B

AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo & Company on its own behalf and on behalf of Wells Fargo Energy Capital, Inc.

Dated: March 15, 2007

WELLS FARGO & COMPANY

By:	/s/ Heidi M. Dzieweczynski
Senior Vice President

WELLS FARGO ENERGY CAPITAL, INC.

By:	/s/ Gary Milavec
Gary Milavec, Senior Vice President

EXHIBIT C

EXPLANATORY NOTE

This Schedule 13G is filed by Wells Fargo & Company on its own behalf and on behalf of any subsidiaries listed in Exhibit D. Aggregate beneficial ownership reported by Wells Fargo & Company under Item 4 of this Schedule 13G is on a consolidated basis and includes any beneficial ownership separately reported herein by a subsidiary.

EXHIBIT D

The Schedule 13G to which this attachment is filed by Wells Fargo & Company on its own behalf as a bank holding company and on behalf of the following subsidiaries:

GST Co. (Filing pursuant to Rule 13d-1(c))

Wells Fargo Energy Capital (Filing pursuant to Rule 13d-1(c))

Wells Fargo Energy Capital, Inc in the wholly-owned subsidiary of GST Co., whose only stockholder is Wells Fargo & Company.